Exhibit 99.1

May 1, 2023

Dear Shareholder:

You are cordially invited to attend the 2023 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Manchester United plc (“Manchester United”), to be held at 3:30 p.m., local time, on June 28, 2023, in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Notice of 2023 Annual General Meeting of Shareholders and Proxy Statement.

It is important that your Class A ordinary shares are represented at the 2023 Annual General Meeting, regardless of the number of Class A ordinary shares you hold or whether or not you plan to attend the meeting in person. Accordingly, please authorize a proxy to vote your Class A ordinary shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your Class A ordinary shares in person if you subsequently choose to attend the Annual General Meeting.

Thank you for your continued support. We look forward to seeing you at our 2023 Annual General Meeting of Shareholders.

Yours sincerely,

Richard Arnold	Cliff Baty
Chief Executive Officer	Chief Financial Officer

NOTICE OF

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

Notice is hereby given that the 2023 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Manchester United plc, an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands (the “Company”), will be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on June 28, 2023, at 3:30 p.m., local time, for the following purposes:

1.	To elect eleven (12) directors for a one-year term and until the election and qualification of their respective successors in office; and

2.	To transact such other business as may properly come before the Annual General Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 12, 2023, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement for the Annual General Meeting. On or about May 8, 2023, we intend to mail to our shareholders of record as of the Record Date a Notice of Internet Availability of Proxy Materials (the “Notice”) containing instructions on how to access the Proxy Statement and the Annual Report for the fiscal year ended June 30, 2022 (the “2022 Annual Report”). The Notice also provides instructions on how to vote online and includes instructions on how to receive a paper copy of the proxy materials by mail.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MANCHESTER UNITED PLC

June 28, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at

http://www.proxyvote.com

YOUR VOTE IS IMPORTANT

Based on current New York Stock Exchange rules your broker will NOT be able to vote your Class A ordinary shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your Class A ordinary shares and exercise your right as a shareholder.

If you are a shareholder of record as of April 12, 2023 (the “Record Date”), you will be admitted to the Annual General Meeting upon presenting a form of photo identification. If you own Class A ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the meeting upon presenting a form of photo identification and proof of share ownership or a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of share ownership for this purpose.

Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your Class A ordinary shares as soon as possible to ensure that your ordinary shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting their Class A ordinary shares at the Annual General Meeting.

By Order of the Board of Directors,

Richard Arnold	Cliff Baty
Chief Executive Officer	Chief Financial Officer

Manchester, United Kingdom
May 1, 2023

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Manchester United plc (the “Company,” “Manchester United,” “we” or “us”) for use at the 2023 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on June 28, 2023, at 3:30 p.m., local time, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with our Annual Report for the fiscal year ended June 30, 2022 (the “2022 Annual Report”), to shareholders on or about May 8, 2023.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to comply with U.S. federal proxy requirements.

Record Date

The Board of Directors has fixed the close of business on April 12, 2023, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

Internet Availability of Annual General Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders of record as of the Record Date. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

We intend to mail the Notice on or about May 8, 2023, to all shareholders of record entitled to vote at the Annual General Meeting.

Who May Vote

Only holders of record of our Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting. On the Record Date, 52,795,150 Class A ordinary shares were issued and outstanding and 110,207,613 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote at the Annual General Meeting, and each Class B ordinary share is entitled to ten votes at the Annual General Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Annual General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, there are present in person or by proxy at least a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting.

Based on current New York Stock Exchange (“NYSE”) rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors (Proposal 1). Abstentions and broker non-votes have no effect on the outcome of Proposal 1.

Vote Required

Proposal No. 1: Under applicable Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (our “Articles”), directors are elected by a simple majority vote of all votes cast at the Annual General Meeting, if a quorum is present. Our Articles do not provide for cumulative voting.

Voting Process and Revocation of Proxies

If you are a shareholder of record, there are three ways to vote by proxy:

•	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions in the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

•	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•	By Mail – If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

•	IN PERSON – If you choose to vote in person at the Annual General Meeting, you must first pre-register via email. Please send your contact information including name and phone number to IR@manutd.co.uk.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on June 27, 2023. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your Class A ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of the nominees for director.

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;

•	voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Daylight Time on June 27, 2023);

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, New York 11717.

If you are a registered holder, you may request a new proxy card by calling Broadridge at 1-800-690-6903 or visit http:// www.proxyvote.com to submit a request online.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Class A ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last vote, prior to or at the Annual General Meeting, is the vote that will be counted.

Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will first need to pre-register your contact details via email to IR@manutd.co.uk. Please include your cell phone number. When you attend the AGM, please remember to bring a form of photo identification (such as a driver’s license or passport), and if you hold your Class A ordinary shares in street name you must also bring valid proof of ownership of our Class A ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your Class A ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting. Attendees may be asked to pass through security prior to entering the Annual General Meeting.

Representatives of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, may attend the Annual General Meeting along with certain members of management of the Company and outside counsel.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Board Composition and Election of Directors

Our Board of Directors has nominated the following twelve individuals as nominees for election as members of our Board of Directors at the Annual General Meeting, to serve one-year terms:

•	Avram Glazer
•	Joel Glazer
•	Richard Arnold
•	Cliff Baty
•	Patrick Stewart
•	Kevin Glazer
•	Bryan Glazer
•	Darcie Glazer Kassewitz
•	Edward Glazer
•	Robert Leitão
•	Manu Sawhney
•	John Hooks

Each of these nominees currently serves as a member of our Board of Directors.

The management of our Company is vested in the Board of Directors. Our Articles provide that our Board of Directors must be composed of at least one member, and that the total number is to be fixed by resolution of the shareholders. Members of our Board of Directors are elected each year for one-year terms by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any annual general meeting. Members of our Board of Directors may also be appointed, removed and/or replaced by an ordinary resolution of the shareholders or by written notice delivered to the Company from time to time by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting, to serve until the next annual general meeting.

The following table lists each of our nominees for the Board of Directors, and their respective ages and current positions with the Company:

Name	Age	Position
Avram Glazer	62	Executive Co-Chairman and Director
Joel Glazer	56	Executive Co-Chairman and Director
Richard Arnold	51	Chief Executive Officer and Director
Cliff Baty	52	Chief Financial Officer and Director
Patrick Stewart	50	Chief Legal Officer and Director
Kevin Glazer	61	Director
Bryan Glazer	58	Director
Darcie Glazer Kassewitz	54	Director
Edward Glazer	53	Director
Robert Leitão	59	Independent Director
Manu Sawhney	56	Independent Director
John Hooks	66	Independent Director

The following is a brief biography of each of our nominees to the Board of Directors:

Avram Glazer, aged 62, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 56, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International, Media and Legalized Sports Betting Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Richard Arnold, aged 51, is the Chief Executive Officer of the Company. In his capacity as Chief Executive Officer, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In a previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company’s sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International’s Sports innovator of the year list in 2011. In each of 2017, 2018, 2019 and 2020, Mr. Arnold has been named as an LGBT+ Executive Ally by the charity OUTstanding, in recognition of the work he has done to progress LGBT+ inclusion at Manchester United for employees and supporters. In addition to this, Mr. Arnold was named as Diversity Ally of the Year at the European Diversity Awards in 2019. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United

Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

Cliff Baty, aged 52, is the Company's Chief Financial Officer and a Director of the Company. He was appointed to our board of directors on 14 December 2017. He is responsible for managing all aspects of financial reporting and financial control of the Company. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and international businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

Patrick Stewart, aged 50, is the Company's Chief Legal Officer and a Director of the Company. He was appointed to our board of directors on December 22, 2022, and has been with Manchester United since 2006. He is responsible for managing the Company's legal and regulatory affairs as well as its relationships with football stakeholders. Having been nominated by the European Club Association, Patrick was appointed as an arbitrator at the Court of Arbitration for Sport in Switzerland in 2018. Prior to joining the Company, he worked for two leading UK commercial law firms and TEAM Marketing AG, the Swiss sports marketing agency responsible for selling the commercial rights to the UEFA Champions League. Patrick studied at the University of Glasgow and the Johannes Gutenberg-Universität Mainz (Germany) and received a Bachelor of Laws (Honours) Degree in 1994, before qualifying as a solicitor in 1997.

Kevin Glazer, aged 61, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 58, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and serves on the NFL’s Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 54, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is the President of the Glazer Vision Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 53, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

Robert Leitão, aged 59, is an Independent Director of the Company. He is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group. Rothschild & Co Gestion is responsible for all aspects of the Rothschild & Co Group strategy, team and operations across its global network of 50+ offices. Robert is also Co-Chairman of the Rothschild & Co Group Executive Committee and Head of Global Advisory, the leading advisory firm in the world. He also serves as Chief Executive of NM Rothschild & Sons, Rothschild & Co’s subsidiary in the United Kingdom. Prior to joining Rothschild & Co in 1998, Robert was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Robert serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre for Entrepreneurs.

Manu Sawhney, aged 56, is an Independent Director of the Company. With over 29 years of rich experience in the sports, media, entertainment and consumer industry, Mr. Sawhney till recently served as the Chief Executive Officer of the International Cricket Council (ICC). ICC is the global governing body for the sport of cricket representing 105 members, the ICC governs and administrates the game and is responsible for the staging of major international tournaments including the ICC Men’s World Cup and Women’s World Cup and the ICC Men’s and Women’s T20 World Cups as well as all associated qualifying events. Mr. Sawhney prior to this role served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state’s premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Prior to heading ESS’s Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS’s South Asia business based out of India. Mr. Sawhney holds a Bachelor’s degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).

John Hooks, aged 66, is an Independent Director of the Company. He has been in the luxury fashion industry for over 40 years and has held positions in some of the sector’s most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company’s global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. He is also a senior adviser to McKinsey & Company and is on the board of Trussardi S.p.A.

Messrs. Leitão, Sawhney and Hooks satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Each of Messrs. Leitão, Sawhney and Hooks serve on our Audit Committee. Mr. Leitão serves as the Chairman of the Audit Committee and qualifies as an “audit committee financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act.

Our Board of Directors has no reason to believe that any of the nominees listed above would be unable to serve as a director of the Company. If, however, any nominee were to become unable to serve as a director, the proxy holders will have discretionary authority to vote for a substitute nominee. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of the above nominated individuals.

Vote Required and Board Recommendation

If a quorum is present, directors are elected by a simple majority vote of all votes cast at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends a vote “FOR” the election of the twelve (12) nominees named above. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of the twelve (12) nominees named above to hold office as directors until the 2023 Annual General Meeting of shareholders and until the election and qualification of their respective successors in office.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Manchester United plc

Sir Matt Busby Way, Old Trafford,

Manchester, England, M16 0RA
Attn: Investor Relations

IR@manutd.co.uk

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual General Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

ADDITIONAL INFORMATION

Copies of the 2022 Annual Report, which includes audited financial statements, are being provided to shareholders of the Company with this Proxy Statement.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

Manchester, United Kingdom

May 1, 2023